UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         MULTI-TECH INTERNATIONAL, CORP.
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                   62544P 10 7
                                 (CUSIP Number)

                              Jeffrey Revell Reade
                              c/o Hyperion Holdings
                                64 Knightsbridge
                              London, England SW1X
                               011-44-207-887-6330

                                    Copy to:
                           William S. Rosenstadt, Esq.
                            Rubin, Bailin, Ortoli LLP
                                 405 Park Avenue
                            New York, New York 10022
                                 (212) 888-6680

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 6, 2004

             (Date of Event which Requires Filing of this Statement)

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of above persons (entities only).

            Jeffrey Revell Reade

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

3.    SEC Use Only

4.    Source of Funds (See Instructions) - PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) - No

6.    Citizenship or Place of Organization -

            Citizenship - Australia

            Residency - United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person

7.    Sole Voting Power - 60,000,000

8.    Share Voting Power - None

9.    Sole Dispositive Power - 60,000,000

10.   Shared Dispositive Power - None

11.   Aggregate Amount Beneficially Owned by Each Reporting Person - 60,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11) - 75%

14.   Type of Reporting Person (See Instructions) - IN


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

Item 1. Security and Issuer

      This statement relates to shares of common stock, par value $0.001 per share, of Multi-Tech International, Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 9974 Huntington Park Drive, Strongsville, Ohio 44136-2516.

Item 2. Identity and Background

      This statement is being filed by Jeffrey Revell Reade (the "Reporting Person"), a citizen of the United Kingsom with an address of 64 Knightsbridge, London, England SW1X.

      The Reporting Person is a self employed financier and has not been, to the best knowledge of the Reporting Person, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The shares were acquired as a result of stock purchase agreement between the Reporting Person and the Issuer which was completed on May 6, 2004 ("Purchase Transaction").

Item 4. Purpose of Transaction

      The Reporting Person entered into the Purchase Transction with the intent to transfer undetermined business assets at a later date into the Issuer. The Reporting Person does not presently have any plan or proposal which would relate to or would result in: a) an acquisition of additional or disposition of the Issuer's securities, b) a sale or transfer of a material amount of the Issuer's assets, or c) any action similar to any of those enumerated above. The Reporting Person may seek to find a company which in his opinion is an appropriate merger candidate for the Issuer and if so, may seek to change the present board of directors, issue additional shares of the Issuer's securities and/or change the Issuer's charter or bylaws.

Item 5. Interest in Securities of the Issuer

                  (a) and (b)As of May 12, 2004, the Reporting Person held the sole power to vote and dispose of 60,000,000 shares of the Issuer's common stock. The Reporting Person has the sole power to vote and dispose of the shares of Common Stock identified in this Statement.


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

                  (c) The only transaction involving the Reporting Person that was effected during the past 60 days was the Purchase Transaction.

                  (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares of the Issuer Common Stock referred to in this Item 5. To the best knowledge of the Reporting Person, no person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock.

                  (e) Not applicable.


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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There are no contracts, arrangements or understandings with respect to the securities of the Issuer.


Item 7. Material to Be Filed as Exhibits

      The Stock Purchase Agreement, dated May 6, 2004, to which Issuer and the Reporting Person are parties.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Jeffrey Revell Reade
                                                     ---------------------------


DATED:   May 13, 2004


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